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                                                                 Exhibit (a)(3)

               [On the Letterhead of Navigant Consulting, Inc.]

Dear ________________________:

   As you are aware, some of our outstanding stock options have exercise prices that are significantly higher than the current market price of our common stock. The Board of Directors is concerned that these options are not achieving the purpose for which they were intended, and has authorized the company to repurchase, for cash, certain eligible options with exercise prices equal to or greater than $15.00 per share.

   Therefore, Navigant Consulting is offering its employees $1.50 per share for eligible options with exercise prices between $15.00 and $20.00, $1.25 per share for eligible options with exercise prices between $20.01 and $30.00 and $1.00 per share for eligible options with exercise prices greater than $30.00. By making this offer, we hope to provide immediate value to the holders of eligible options and enhance the flexibility of our Long-Term Incentive Plan. Assuming all eligible options are purchased in the offer, approximately 144,000 shares will become available for future grants.

   The enclosed Election to Tender form includes a table outlining the current options you have that are eligible for this offer. The total cash consideration you will receive will be based on the number of shares subject to eligible options you tender for purchase in the offer multiplied by the purchase prices per share discussed above, less applicable withholding taxes.

   The offer to purchase your options is being made under the terms and subject to the conditions of the attached Offer to Purchase and Election to Tender form. The Offer to Purchase contains detailed information about the offer, including a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the program and the cash consideration you will be eligible to receive if you decide to participate.

   This is a voluntary stock option purchase program. We have worked with our compensation consultants, Watson-Wyatt, to develop this offer. However, we make no recommendation as to whether you should elect to tender your options. Each employee must make his or her own decision. If you have any questions about the program, please call Phil Sidock at (312) 583-5703 or email him at psidock@navigantconsulting.com, call Julie Howard at (312) 573-5633 or email her at Julie_Howard@navigantconsulting.com, or call Philip Steptoe at (312) 573-5603 or email him at psteptoe@navigantconsulting.com.

                                          Sincerely,

                                          /S/  WILLIAM M. GOODYEAR

                                          William M. Goodyear
                                          Chairman and Chief Executive Officer

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Offer to Purchase Options for Cash

Procedures

All Employees

  . Read through attached documents so you may make a decision on whether or not you will tender your Options.

Employees NOT Tendering Any Options for Cash

  .  You do not need to do anything. No form is required to be sent in.

Employees Choosing to Tender Options for Cash

   1. After reading all the enclosed documents, indicate on the Election to Tender form your election to tender.

   2. Sign and date the Election to Tender form.

   3. Mail the Election to Tender form to us at 175 W. Jackson Street, Suite 500, Chicago, Illinois 60604, attention Phil Sidock. You may also fax the Election Form to Phil Sidock at (312) 583-6898.

   4. All Forms must be RECEIVED by us before 5:00 P.M., central time, on October 31, 2002.

   5. An email acknowledging receipt of your Election to Tender form will be sent within two business days of receipt by us.

   6. If you do not receive an acknowledgment of receipt, contact Phil Sidock at (312) 583-5703 or email him at psidock@navigantconsulting.com, call Julie Howard at (312) 573-5633 or email her at Julie_Howard@navigantconsulting.com, or call Philip Steptoe at (312) 573-5603 or email him at psteptoe@navigantconsulting.com.

   7. Any changes you would like to make to your Election to Tender form must be received by us prior to the established deadline.

   8. Any questions you have regarding the right to tender can be directed to Phil Sidock at (312) 583-5703 or email him at psidock@navigantconsulting.com, call Julie Howard at (312) 573-5633 or email her at Julie_Howard@navigantconsulting.com or Philip Steptoe at (312) 573-5603 or email him at psteptoe@navigantconsulting.com.

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